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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

MedAire, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
U58215101
(CUSIP Number)
Leonardo Loo, Esq.
Gallagher & Kennedy, P.A.
2575 East Camelback Road
Phoenix, Arizona 85016-9225
(602) 530-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 30, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	U58215101	Page	2	of	12

1	NAMES OF REPORTING PERSONS: Excellus Investments Pte Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Republic of Singapore

	7	SOLE VOTING POWER:

NUMBER OF		3,900,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		48,240,369 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,900,000

WITH	10	SHARED DISPOSITIVE POWER:

48,240,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

48,240,369 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

83.86% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1)  The Reporting Person disclaims beneficial interest in 15,226,065 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 15,226,065 shares represent approximately 26.47% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D

CUSIP No.	U58215101	Page	3	of	12

1	NAMES OF REPORTING PERSONS: Best Dynamic Services Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		48,240,369 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

48,240,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

48,240,369 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

83.86% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) The Reporting Person disclaims beneficial interest in 15,226,065 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 15,226,065 shares represent approximately 26.47% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D

CUSIP No.	U58215101	Page	4	of	12

1	NAMES OF REPORTING PERSONS: Blue Cross Travel Services B.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Netherlands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		48,240,369 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

48,240,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

48,240,369 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

83.86% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) The Reporting Person disclaims beneficial interest in 15,226,065 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 15,226,065 shares represent approximately 26.47% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D

CUSIP No.	U58215101	Page	5	of	12

1	NAMES OF REPORTING PERSONS: International SOS (EMEA) Holdings N.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Netherlands Antilles

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		48,240,369 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

48,240,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

48,240,369 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

83.86% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) The Reporting Person disclaims beneficial interest in 15,226,065 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 15,226,065 shares represent approximately 26.47% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D

CUSIP No.	U58215101	Page	6	of	12

1	NAMES OF REPORTING PERSONS: AEA International Holdings Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		48,240,369 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

48,240,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

48,240,369 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

83.86% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) The Reporting Person disclaims beneficial interest in 15,226,065 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 15,226,065 shares represent approximately 26.47% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D

CUSIP No.	U58215101	Page	7	of	12

1	NAMES OF REPORTING PERSONS: Arnaud P.A. Vaissie

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

France

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		48,240,369 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

48,240,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

48,240,369 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

83.86% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) The Reporting Person disclaims beneficial interest in 15,226,065 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 15,226,065 shares represent approximately 26.47% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D

CUSIP No.	U58215101	Page	8	of	12

1	NAMES OF REPORTING PERSONS: Pascal M.G. Rey-Herme

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

France

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		48,240,369 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

48,240,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

48,240,369 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

83.86% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) The Reporting Person disclaims beneficial interest in 15,226,065 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 15,226,065 shares represent approximately 26.47% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D

CUSIP No.	U58215101	Page	9	of	12

1	NAMES OF REPORTING PERSONS: Laurent Sabourin

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

France

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		48,240,369 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

48,240,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

48,240,369 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

83.86% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) The Reporting Person disclaims beneficial interest in 15,226,065 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 15,226,065 shares represent approximately 26.47% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D

CUSIP No. U58215101	Page 10 of 12 Pages

     This Amendment No. 3, filed by Excellus Investments Pte Ltd., a corporation organized under the laws of the Republic of Singapore (“Excellus”), Best Dynamic Services Limited, a corporation organized under the laws of the British Virgin Islands (“BDS,” and together with Excellus, the “BDS Parties”), Blue Cross Travel Services B.V., a corporation organized under the laws of The Netherlands (“Blue Cross”), International SOS (EMEA) Holdings N.V., a corporation organized under the laws of Netherlands Antilles (“ISOSH”), AEA International Holdings Limited, a corporation organized under the laws of the British Virgin Islands (“AEA Holdings”), Arnaud P.A. Vaissie (“Vaissie”), Pascal M.G. Rey-Herme (“Rey-Herme”), and Laurent Sabourin (“Sabourin”, together with Vaissie, Rey-Herme, Excellus, BDS, Blue Cross, ISOSH, and AEA Holdings, the “Reporting Persons” and each a “Reporting Person”), amends and supplements the Schedule 13D (“Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 29, 2006, and amended on March 16, 2007 (“Amendment No. 1”) and April 23, 2007 (“Amendment No. 2”), relating to the common stock, $0.001 par value (the “Common Stock” or “Shares”), of MedAire, Inc., a Nevada corporation (the “Issuer”).
Item 3. Source and Amount of Funds or Other Consideration
The following is hereby inserted to the end of Item 3:
On May 30, 2007, Excellus purchased 2,600,000 shares of Common Stock for an aggregate purchase price of $2,892,240.00. On May 30, 2007, Excellus purchased an additional 1,300,000 shares of Common Stock for an aggregate purchase price of $1,360,424.00. The shares were purchased with working capital contributed to Excellus by AEA Holdings out of its working capital.
On June 5, 2007, Excellus purchased 1,725,000 shares of common stock of Procuro, Inc., a Nevada corporation (“Procuro”) (the Additional Procuro Shares”), held by Gaelic, LLC (“Gaelic”) for an aggregate purchase price of $1,715,616.00 (A$2,070,000 Australian currency). Procuro holds shares of Common Stock of the Issuer. The shares of Procuro were purchased with working capital contributed to Excellus by AEA Holdings out of its working capital
Item 4. Purpose of Transaction
The following is hereby inserted to the end of Item 4:
Excellus acquired the Common Stock and the Additional Procuro Shares for investment purposes and consistent with the purposes set forth in Item 4 of Schedule 13D and Amendment No. 2.
Item 5. Interest in Securities of the Issuer
The following is hereby inserted to the end of Item 5:
The descriptions contained in Item 3 and Item 4 above are incorporated herein by reference. Based on the Issuer’s Form 10-Q filed on May 15, 2007, as of March 31, 2007, there were outstanding 57,527,960 shares of Common Stock of the Issuer. As of the date hereof, the Reporting Persons are deemed to beneficially own, and hold share voting and dispositive power over, 33,014,304 shares of Common Stock of the Issuer, representing approximately 57.39% of the issued and outstanding Common Stock of the Issuer, 14,780,149 of which are beneficially owned by BDS indirectly through Procuro, 14,334,155 of which are beneficially owned by Excellus indirectly through Procuro, and 3,900,000 of which are currently owned directly by Excellus but which will be contributed to Procuro. Because of the transactions described in Item 4 above, the Reporting Persons may be deemed to own or share the power to vote the shares of Common Stock beneficially owned by Gaelic and/or Garrett. The Reporting Persons expressly disclaim such beneficial ownership and expressly disclaim that they are members of any group for purposes of Section 13(d) or 13(g) of the Act, and that they have agreed to act as a group other than as described in this Statement. To the Reporting Persons’ knowledge, Gaelic and Garrett are the beneficial owners of 15,236,465 shares of Common Stock of the Issuer, representing approximately 26.49% of the issued and outstanding Common Stock of the Issuer, 15,226,065 of which are beneficially owned by Gaelic through Procuro and 10,400 of which are currently owned directly by Garrett but which will be contributed to Procuro.
With respect to transactions effected in the past 60 days, as set forth in Item 3 above, on May 30, 2007, Excellus purchased 2,600,000 shares of Common Stock for an aggregate purchase price of $2,892,240.00 in an off-market transaction. On May 30, 2007, Excellus purchased an additional 1,300,000 shares of Common Stock for an aggregate purchase price of $1,360,424.00 in an off-market transaction. Furthermore, on June 5, 2007, Excellus purchased 1,725,000 shares of common stock of Procuro held by Gaelic for an aggregate purchase price of $1,715,616.00 (A$2,070,000 Australian currency). Procuro holds shares of Common Stock of the Issuer.

SCHEDULE 13D

CUSIP No. U58215101	Page 11 of 12 Pages
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The descriptions contained in Items 4 and 5 above are incorporated herein by reference. Except as described in this Statement and Schedule 13D, the Reporting Persons are not aware of any other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of Schedule 13D and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
Exhibit 1 – Joint Filing Agreement of the Reporting Persons.

SCHEDULE 13D

CUSIP No. U58215101	Page 12 of 12 Pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2007	EXCELLUS INVESTMENTS PTE LTD.
	By:	/s/ Laurent Sabourin
Name: Laurent Sabourin
Title: Director

BEST DYNAMIC SERVICES LIMITED
	By:	/s/ Laurent Sabourin
Name: Laurent Sabourin
Title: Director

BLUE CROSS TRAVEL SERVICES B.V.
	By:	/s/ Laurent Sabourin
Name: Laurent Sabourin
Title: Managing Director

INTERNATIONAL SOS (EMEA) HOLDINGS N.V.
	By:	/s/ Laurent Sabourin
Name: Laurent Sabourin
Title: Managing Director

AEA INTERNATIONAL HOLDINGS LIMITED
	By:	/s/ Laurent Sabourin
Name: Laurent Sabourin
Title: Director

ARNAUD P.A. VAISSIE
/s/ Arnaud P.A. Vaissie

PASCAL M.G. REY-HERME
/s/ Pascal M.G. Rey-Herme

LAURENT SABOURIN
/s/ Laurent Sabourin

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)